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Exhibit 3.4

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

        Power Efficiency Corporation (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "State"), DOES HEREBY CERTIFY:

FIRST:	That the Board of Directors of the Corporation (the "Board"), at a meeting held on September 15, 2005, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"):

RESOLVED, that the Certificate of Incorporation be amended to increase the authorized capital of the Corporation by changing Section 4.1 of the Fourth Article thereof so that, as amended, Section 4.1 shall be and read as follows:
4.1 Authorized Stock.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is one hundred ten million (110,000,000) shares, which are to be divided into two classes as follows:
100,000,000 shares of Common Stock, par value $.001 per share; and
10,000,000 shares of Preferred Stock, par value $.001 per share.
SECOND:
That thereafter, pursuant to resolution of its Board, stockholders of the Corporation representing the number of votes required to adopt the amendment consented to the adoption of the amendment in writing pursuant to Section 228 of the General Corporation Law of the State.
THIRD:	That the aforesaid amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State.

        IN WITNESS WHEREOF, Power Efficiency Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be signed this 13th day of October, 2005.

By	John ("BJ") Lackland Its Secretary

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  Exhibit 3.4
STATE OF DELAWARE CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION